                                  VASOGEN INC.




                                    NOTICE OF
                                   ANNUAL AND
                                 SPECIAL MEETING
                                OF SHAREHOLDERS
                                       AND
                                   MANAGEMENT
                                 PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the "Meeting") of shareholders of Vasogen Inc. (the "Company") will be held at the TSX Conference Centre, 130 King Street West, Toronto, Ontario, on Wednesday, May 7, 2003, at 4:30 p.m. (Toronto time) for the following purposes:

1. to receive the 2002 Annual Report of the Company, containing the audited financial statements of the Company for the financial year ended November 30, 2002, and the auditor's report thereon;

2.   to elect eight directors;

3. to reappoint the auditor and to authorize the directors to fix the auditor's remuneration;

4. to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule "A" to the accompanying Management Proxy Circular, and incorporated herein by reference, approving the establishment of the Company's Employee Stock Option Plan - 2003;

5. to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule "B" to the accompanying Management Proxy Circular, and incorporated herein by reference, approving the establishment of the Company's Director Stock Option Plan - 2003;

6. to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule "C" to the accompanying Management Proxy Circular, and incorporated herein by reference, approving certain amendments to the Company's Shareholder Rights Plan; and

7. to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular that accompanies and forms part of this Notice.

DATED at Toronto, Ontario, March 15, 2003.

                                   BY ORDER OF THE BOARD OF DIRECTORS



                                   Christopher J. Waddick (Signed)
                                   Executive Vice-President
                                   Chief Financial Officer
                                   Secretary and Treasurer

--------------------------------------------------------------------------------

Notes:

1. A Management Proxy Circular, Proxy, and the 2002 Annual Report accompany this Notice of Meeting. Registered shareholders who are unable to be present at the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date, and return same in accordance with the instructions set out in the Proxy and the Management Proxy Circular.

2. As provided in the Canada Business Corporations Act, the directors have fixed a record date of March 7, 2003. Accordingly, shareholders registered on the books of the Company at the close of business on March 7, 2003 are entitled to notice of the Meeting.

3. Persons who are registered as shareholders on the books of the Company at the close of business on March 7, 2003 are entitled to vote at the Meeting.

4. IF YOU ARE A BENEFICIAL SHAREHOLDER AND RECEIVE THESE MATERIALS THROUGH YOUR BROKER OR ANOTHER INTERMEDIARY, PLEASE COMPLETE AND RETURN THE MATERIALS IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED TO YOU BY YOUR BROKER OR INTERMEDIARY.

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

SOLICITATION  OF  PROXIES . . . . . . . . . . . . . . . . . . . . . . . . . .  1

VOTING  BY BENEFICIAL  SHAREHOLDERS  . . . . . . . . . . . . . . . . . . . . . 2

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES . . . . . . . . . 2

PARTICULARS OF MATTERS TO BE ACTED ON
     1.  Election of Directors . . . . . . . . . . . . . . . . . . . . . . . . 2
     2.  Appointment and Remuneration of Auditors . . . . . . . . . . . . . .  5
     3.  Employee Stock Option Plan - 2003 . . . . . . . . . . . . . . . . . . 5
     4.  Director Stock Option Plan - 2003 . . . . . . . . . . . . . . . . . . 5
     5.  Amendment of Shareholder Rights Plan . . . . . . . . . . . . . . . .  7

EXECUTIVE COMPENSATION
     1.  Statement of Executive Compensation . . . . . . . . . . . . . . . . . 9
     2.  Share Compensation Arrangements . . . . . . . . . . . . . . . . . .  10
     3.  Employment Contracts . . . . . . . . . . . . . . . . . . . . . . . . 11
     4.  Report on Executive Compensation . . . . . . . . . . . . . . . . . . 11
     5.  Performance Graph . . . . . . . . . . . . . . . . . . . . . . . . .  13
     6.  Compensation of Directors . . . . . . . . . . . . . . . . . . . . .  13
     7.  Indebtedness of Directors, Executive Officers, and Senior Officers . 13
     8.  Directors' and Officers' Liability Insurance . . . . . . . . . . . . 13

AUDITOR INDEPENDENCE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS  . . . . . . . .  14

STATEMENT ON CORPORATE GOVERNANCE PRACTICES  .  .  .  .  . . . . . . . . . .  14

SHAREHOLDER PROPOSALS FOR THE 2004 ANNUAL MEETING  . . . . . . . . . . . . .  18

AVAILABILITY OF DOCUMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . 18

GENERAL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

SCHEDULE "A"
     Approval of Employee Stock Option Plan - 2003 . . . . . . . . . . . . .  19

SCHEDULE "B"
     Approval of Director Stock Option Plan - 2003 . . . . . . . . . . . . .  20

SCHEDULE "C"
     Amendment to Shareholder Rights Plan . . . . . . . . . . . . . . . . . . 21

                                                       MANAGEMENT PROXY CIRCULAR


MANAGEMENT PROXY CIRCULAR OF VASOGEN INC.
FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 7, 2003

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF VASOGEN INC. (THE "COMPANY") for use at the annual and special meeting of the shareholders of the Company (the "Meeting") to be held at the TSX Conference Centre, 130 King Street West, Toronto, Ontario, M5X 1J2, commencing at 4:30 p.m. (Toronto time) on Wednesday, May 7, 2003, for the purposes set out in the accompanying Notice of Meeting and at any adjournment(s) thereof. Registered shareholders who are unable to be present at the Meeting in person are requested to complete, sign, date, and return the accompanying form of proxy to the Secretary of the Company, c/o CIBC Mellon Trust Company, 200 Queens Quay East, Unit #6, Toronto, Ontario, M5A 4K9,
Attention: Proxy Department, in time for use at the Meeting. The addressed envelope that accompanies this Management Proxy Circular may be used for such purpose. It is expected that this solicitation will be primarily by mail; however, officers, directors, and employees of the Company may also solicit proxies by telephone, by facsimile, or in person. The cost of solicitation by Management will be borne by the Company.

The persons named in the accompanying form of proxy are officers and/or directors of the Company and shall represent Management at the Meeting. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) TO REPRESENT THE SHAREHOLDER AT THE MEETING MAY DO SO by inserting such person's name in the blank space provided in the form of proxy and delivering the completed form of proxy addressed to either (a) the Secretary of the Company, c/o CIBC Mellon Trust Company, 200 Queens Quay East, Unit #6, Toronto, Ontario, M5A 4K9, Attention: Proxy Department, before 5:00 p.m., two business days preceding the day of the Meeting or any adjournment(s) thereof or
(b) the Chairman or the Secretary of the Meeting, at the beginning of the Meeting or any adjournment(s) thereof.

The persons named in the accompanying form of proxy will vote for or against or withhold from voting the shares in respect of which they are appointed proxyholder on any ballot that may be called for in accordance with the instructions of the shareholder executing the proxy. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED (I) FOR THE ELECTION OF THE DIRECTORS NAMED IN THIS MANAGEMENT PROXY CIRCULAR; (II) FOR THE REAPPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS THE AUDITOR OF THE COMPANY AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION; (III) FOR THE RESOLUTION SET FORTH IN SCHEDULE "A" TO THIS MANAGEMENT PROXY CIRCULAR TO APPROVE THE ESTABLISHMENT OF THE EMPLOYEE STOCK OPTION PLAN - 2003; (IV) FOR THE RESOLUTION SET FORTH IN SCHEDULE "B" TO THIS MANAGEMENT PROXY CIRCULAR TO APPROVE THE ESTABLISHMENT OF THE DIRECTOR STOCK OPTION PLAN - 2003; AND (V) FOR THE RESOLUTION SET FORTH IN SCHEDULE "C" TO THIS MANAGEMENT PROXY CIRCULAR TO APPROVE CERTAIN AMENDMENTS TO THE COMPANY'S SHAREHOLDER RIGHTS PLAN, INCLUDING AN EXTENSION OF THE TERM THEREOF. All resolutions proposed for consideration at the Meeting require a simple majority of votes cast at the Meeting for approval.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and to other matters that may properly come before the Meeting. At the time of the printing of this Management Proxy Circular, Management knows of no such amendments, variations, or other matters to come before the Meeting other than the matters identified in the accompanying Notice of Meeting. If, however, amendments or other matters properly come before the Meeting, the persons designated in the accompanying form of proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority confirmed by such proxy with respect to such matters.

A proxy may be revoked by a shareholder by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing (or, if the shareholder is a corporation, by an officer or attorney thereof, authorized in writing), with either (a) the Secretary of the Company at the registered office of the Company at BCE Place, Suite 2500, 181 Bay Street, Toronto, Ontario, M5J 2T7, before 5:00 p.m., two business days preceding the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used or
(b) the Chairman or the Secretary of the Meeting, up to the beginning of the Meeting or any adjournment(s) thereof. A proxy may also be revoked in any other manner permitted by law.


Vasogen Inc.                                                                   1

MANAGEMENT PROXY CIRCULAR

VOTING BY BENEFICIAL SHAREHOLDERS

THE INFORMATION SET FORTH IN THIS SECTION IS IMPORTANT TO THE SHAREHOLDERS OF THE COMPANY WHO DO NOT HOLD THEIR COMMON SHARES IN THEIR OWN NAME.

Shareholders who hold shares through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder WILL NOT appear on the share register of the Company. Such shares will most likely be registered in the name of the broker or an agent of the broker. Such shares can only be voted by brokers, agents, or nominees ("Intermediaries") and can only be voted by them in accordance with instructions received from Beneficial Shareholders. AS A RESULT, BENEFICIAL SHAREHOLDERS SHOULD CAREFULLY REVIEW THE VOTING INSTRUCTIONS PROVIDED BY THEIR BROKER, AGENT, OR NOMINEE WITH THIS MANAGEMENT PROXY CIRCULAR AND ENSURE THEY COMMUNICATE HOW THEY WOULD LIKE THEIR SHARES VOTED IN ACCORDANCE WITH THOSE INSTRUCTIONS.

Most brokers delegate responsibility for obtaining voting instructions from clients to a service company (a "Service Company"). The Service Company typically supplies a voting instruction form, mails those forms to Beneficial Shareholders, and asks those Beneficial Shareholders to return the forms to the Service Company or to follow the alternative voting procedures, as detailed on the voting instruction form. The Service Company then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A VOTING INSTRUCTION FORM FROM THE SERVICE COMPANY CANNOT USE THAT FORM TO VOTE SHARES DIRECTLY AT THE MEETING. INSTEAD, THE BENEFICIAL SHAREHOLDER MUST RETURN THE VOTING INSTRUCTION FORM TO THE SERVICE COMPANY OR FOLLOW THE ALTERNATIVE VOTING PROCEDURES, AS MENTIONED ABOVE, WELL IN ADVANCE OF THE MEETING IN ORDER TO ENSURE SUCH SHARES ARE VOTED. Alternatively, a Beneficial Shareholder may be given a proxy that has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Shareholder when submitting the proxy. In this case, the Beneficial Shareholder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under "Solicitation of Proxies".

In either case, the purpose of these procedures is to permit Beneficial Shareholders to direct the voting of the common shares of the Company, which they beneficially own. A Beneficial Shareholder who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on behalf of the Beneficial Shareholder) should print the Beneficial Shareholder's (or such other person's) name in the blank space provided for that purpose in the first paragraph of the proxy form or, in the case of a voting instruction form, follow the corresponding instructions on that form. IN EITHER CASE, BENEFICIAL SHAREHOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARY AND ITS SERVICE COMPANY, AS APPLICABLE.


VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at March 7, 2003, there were issued and outstanding 51,934,631 common shares without nominal or par value, each carrying the right to one vote per share. To the knowledge of the directors and officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding common shares of the Company. Each holder of issued and outstanding common shares of record at the time of the close of business on March 7, 2003 (the "record date") will be given notice of the Meeting and will be entitled to vote at the Meeting, in person or by proxy, the number of shares held by such holder on the record date.


PARTICULARS OF MATTERS TO BE ACTED ON

1. ELECTION OF DIRECTORS

The Articles of the Company provide that the Board of Directors of the Company shall consist of a minimum of three and a maximum of eleven directors. The Board of Directors has fixed at eight the number of directors to be elected at the Meeting. Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the eight nominees whose names are set forth below. Mr. Graham Strachan will not be standing for re-election to the Board of Directors. The Board is grateful to Mr. Strachan for his significant contributions to the activities and deliberations of the Board during the period of his directorship.


2                                                                   Vasogen Inc.

                                                       MANAGEMENT PROXY CIRCULAR


All of the nominees are now members of the Board of Directors of the Company and have been since the dates indicated. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee at their discretion, unless the shareholder has specified in the form of proxy that such shareholder's shares are to be withheld from voting on the election of directors.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors and all other positions and offices with the Company now held by them, their principal occupations or employments and abbreviated biographies, other public company boards on which they serve, their periods of service as directors of the Company, the approximate number of shares of the Company beneficially owned or over which control or direction is exercised by each of them as at March 7, 2003, and their attendance record at Vasogen Board of Director meetings over the past year. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director's office becomes vacant by reason of death or other cause.

                                                                                                                  DIRECTOR SINCE
                                                                                                                  ------------------
                                                                                                                  COMMON SHARES
                                                                                                                  OWNED, CONTROLLED,
                                                                                                                  OR DIRECTED(1)
                                                                                                                  ------------------
NAME AND POSITION                                                                                                 VASOGEN BOARD
WITH THE                                                                        OTHER PUBLIC                      MEETING
COMPANY(2),(3),(4)              PRINCIPAL OCCUPATION AND BIOGRAPHY              COMPANY BOARDS                    ATTENDANCE(6)
------------------------        ----------------------------------------        -----------------------------     ------------------
WILLIAM R. GRANT *              Mr. Grant is Chairman and co-founder            Advanced Medical Optics, Inc.     November 1998
Director and Chairman of        of Galen Associates, New York, and has          Massey Energy Company
the Board                       more than 40 years of experience in the         Ocular Sciences, Inc.             ------------------
                                investment banking and healthcare fields        Quest Diagnostics
                                He formerly served as President and             Incorporated                      487,400
                                Vice-Chairman of Smith Barney, President
                                and Chairman of MacKay Shields                                                    ------------------
                                Financial Corporation, and Director and                                           3 of 3
                                Vice-Chairman of SmithKline Beecham.
------------------------------------------------------------------------------------------------------------------------------------
ANDRE BERARD *                  Mr. Berard has spent over four decades          Banque Saradar France             November 2000
Director                        with the National Bank of Canada,               BCE Inc.
                                formerly as Chief Executive Officer, and        Groupe BMTC Inc.                  ------------------
                                now serving as Chairman of the Board.           Groupe Saputo Inc.
                                He is an Officer of the Order of Canada         Kruger Inc.                       25,000
                                and has received two honorary doctorates        National Bank of Canada
                                from leading Canadian universities.             Noranda Inc.                      ------------------
                                                                                Societe financiere                3 of 3
                                                                                Bourgie Inc.
------------------------------------------------------------------------------------------------------------------------------------
DAVID G. ELSLEY                 Mr. Elsley is President and CEO of the          N/A                               January 1991
Director, President, and        Company. Over the past ten years, he
Chief Executive Officer         has been responsible for the scientific,                                          ------------------
                                clinical, and commercial development of                                           184,958
                                the Company. He holds a Master of
                                Business Administration from the Richard                                          ------------------
                                Ivey School of Business, University of                                            3 of 3
                                Western Ontario.
------------------------------------------------------------------------------------------------------------------------------------
TERRANCE H. GREGG +             Mr. Gregg is a Life Sciences/Medical            Amylin Pharmaceuticals, Inc.      September 1999
Director                        Device Consultant and recently retired          Ocular Sciences, Inc.
                                as President of Medtronic MiniMed.              Specialty Laboratories, Inc.      ------------------
                                He became President and Chief
                                Operating Officer of MiniMed in 1996                                              56,000
                                and was instrumental in Medtronic's
                                US$3.4-billion acquisition of MiniMed                                             ------------------
                                in 2001. He also served in executive
                                positions with Smith & Nephew plc                                                 2 of 3
                                and Allergan, Inc.
------------------------------------------------------------------------------------------------------------------------------------


Vasogen Inc.                                                                   3

MANAGEMENT PROXY CIRCULAR


                                                                                                                  DIRECTOR SINCE
                                                                                                                  ------------------
                                                                                                                  COMMON SHARES
                                                                                                                  OWNED, CONTROLLED,
                                                                                                                  OR DIRECTED(1)
                                                                                                                  ------------------
NAME AND POSITION                                                                                                 VASOGEN BOARD
WITH THE                                                                        OTHER PUBLIC                      MEETING
COMPANY(2),(3),(4)              PRINCIPAL OCCUPATION AND BIOGRAPHY              COMPANY BOARDS                    ATTENDANCE(6)
------------------------        ----------------------------------------        ------------------------------    ------------------
BENOIT LA SALLE *                Mr. La Salle is President and Chief            AFCAN Mining Corporation          January 1997
Director                         Executive Officer of SEMAFO Inc. He            BioCapital Inc.
                                 is a chartered accountant with extensive       Bridgepoint International Inc.
                                 experience in international taxation and       Electromed Imaging Inc.           ------------------
                                 a member of the Quebec Order of                LMS Medical
                                 Chartered Accountants, the Canadian            Systems Limited                   51,150
                                 Institute of Chartered Accountants, the        Pebercan Inc.
                                 Order of Chartered Administrators of           Pheromone Sciences Corp.          ------------------
                                 Quebec, and the Quebec Institute of            SEMAFO Inc.
                                 Financial Planners. Mr. La Salle founded
                                 Grou La Salle & Associes, Chartered                                              3 of 3
                                 Accountants, in 1980.
------------------------------------------------------------------------------------------------------------------------------------
SURYA N. MOHAPATRA +             Dr. Mohapatra is President and Chief           Quest Diagnostics                 March 2002
Director                         Operating Officer of Quest Diagnostics         Incorporated
                                 Incorporated. He is a former Senior                                              ------------------
                                 Vice-President and member of the                                                 Nil(5)
                                 Executive Committee of Picker
                                 International, Inc., a worldwide leader in                                       ------------------
                                 the design, manufacture, and marketing                                           2 of 2
                                 of advanced medical technologies.
------------------------------------------------------------------------------------------------------------------------------------
ELDON R. SMITH                   Dr. Smith is Vice-President, Scientific        BioMax Technologies Inc.          July 1998
Director and Vice-President,     Affairs, of Vasogen Inc. He formerly           Canadian Natural
Scientific Affairs               served as Dean of the Faculty of Medicine      Resources Limited
                                 and Head of both the Department of             Pheromone Sciences Corp.          ------------------
                                 Medicine and the Division of Cardiology
                                 at the University of Calgary, where he                                           55,790
                                 continues to hold a part-time appointment.
                                 He is past-President of the Canadian                                             ------------------
                                 Cardiovascular Society and served as
                                 Chairman of the Scientific Review Committee                                      3 of 3
                                 of the Heart and Stroke Foundation of
                                 Canada.
------------------------------------------------------------------------------------------------------------------------------------
JOHN C. VILLFORTH +              Mr. Villforth is a Healthcare Consultant       EduNeering, Inc.                  March 2001
Director                         who formerly served as President and
                                 Executive Director of The Food and                                               ------------------
                                 Drug Law Institute and as Director, FDA
                                 Center for Devices and Radiological                                              2,000
                                 Health. He has almost three decades'
                                 experience as a commissioned officer in
                                 the U.S. Public Health Service in the                                            ------------------
                                 Department of Health and Human Services
                                 and retired from the Public Service sector
                                 with the rank of Assistant Surgeon                                               3 of 3
                                 General (Rear Admiral).
------------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by each director individually.

(2)  * denotes a member of the Audit Committee of the Board of Directors.

(3) + denotes a member of the Compensation and Corporate Governance Committee of the Board of Directors. Dr. Mohapatra is expected to be appointed to the Compensation and Corporate Governance Committee immediately following the Meeting to replace Mr. Strachan who will be retiring as a director at the Meeting.

(4)  The Company does not have an executive committee of the Board of Directors.

(5) Dr. Mohapatra is President and Chief Operating Officer of Quest Diagnostics Incorporated, which owns 1,806,783 common shares of the Company. Dr. Mohapatra has attended all of the directors' meetings that have taken place since he joined the Board.

(6) Between Board meetings, the Board holds regular telephone conferences with Management to review operations. Committee meetings were held on an as-needed basis throughout the year with generally full attendance.


4                                                                   Vasogen Inc.

                                                       MANAGEMENT PROXY CIRCULAR


2.   APPOINTMENT AND REMUNERATION OF AUDITORS

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the reappointment of KPMG LLP, Chartered Accountants, as the auditor of the Company, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix the auditor's remuneration. KPMG LLP, Chartered Accountants, has been the auditor of the Company for more than nine years.

3.   EMPLOYEE STOCK OPTION PLAN - 2003

The Meeting has been called in part to consider, and if thought fit, to approve the establishment of the Company's Employee Stock Option Plan - 2003 (the "2003 Employee Plan"). The objectives of the Company's compensation policies and programs are to motivate employees towards and to reward employees upon the achievement of significant corporate and functional objectives, to recruit and retain employees of a high caliber by offering compensation that is competitive with that offered for comparable positions in other biotechnology companies across North America, and to align employees' interests with the long-term interests of shareholders and the intermediate and long-term objectives of the Company. The 2003 Employee Plan is an integral part of achieving these objectives as it provides officers and employees of the Company and its subsidiaries, as well as other persons who provide ongoing consulting services to the Company and its subsidiaries, with the opportunity to participate in the growth and development of the Company.

The 2003 Employee Plan, which was first approved by the Board on March 15, 2003, will, if approved by shareholders, replace the Company's existing Employee Stock Option Plan (the "Existing Plan"). Recent developments in best corporate governance practices have resulted in recommendations for corporations to have a non-employee director option plan that is separate from any employee option plan. As a result, this Meeting will also consider the adoption of a separate option plan for non-employee directors of the Company (See "Director Stock Option Plan - 2003" below). This proposal aligns the Company's option policy with this corporate governance guideline. Accordingly, the Company believes that it is in shareholders' best interest to adopt new plans to replace the Existing Plan.

Individuals have the opportunity to be granted options, on an annual basis, through the achievement of both key corporate and individual objectives. In addition, a significant portion of the options granted to certain senior officers under the 2003 Employee Plan will have performance-based vesting provisions. These options will only vest and be exercisable if the Company achieves certain key long-term corporate objectives as pre-defined by the Board of Directors as being critical to the Company's commercial success.

The Company currently has options granted under the Existing Plan to purchase a maximum of 2.9 million shares, representing 5.6% of the number of shares issued and outstanding. This percentage is approximately one-half of the average percentage found in a survey conducted by the Company of 17 comparable Canadian biotechnology companies and represents the lowest of the 17 companies. Based on published reports, the current number of Vasogen options outstanding, expressed as a percentage of shares issued and outstanding, is also substantially less than that for comparable companies in the United States. The Company proposes to reserve for issuance under the 2003 Employee Plan a maximum of 2.0 million common shares, representing approximately 3.9% of the number of common shares of the Company currently issued and outstanding. In aggregate, 4.9 million common shares, representing 9.4% of the Company's issued capital, will be issuable pursuant to the Existing Plan and the 2003 Employee Plan combined. For clarity, the 2.0 million options that may be granted under the 2003 Employee Plan, should it be approved by the shareholders, will not be granted immediately, but rather are anticipated to be granted over the next several years to achieve the objectives of the Company's compensation programs as described above and to meet the needs of the Company as it grows. Subject to shareholders' approval of the 2003 Employee Plan, no further option grants will be made under the Existing Plan. As at March 15, 2003, no options to purchase common shares have been granted under the proposed 2003 Employee Plan.

Further information on the details of the 2003 Employee Plan is outlined below in the section entitled "Information Applicable to Both the 2003 Employee Plan and the 2003 Director Plan".

4.   DIRECTOR STOCK OPTION PLAN - 2003

The Meeting has been called in part to consider, and if thought fit, to approve the establishment of the Company's Director Stock Option Plan (the "2003 Director Plan"). While members of the Board were previously eligible to participate under the Existing Plan together with the Company's officers and employees, best practices in corporate governance mandate that certain restrictions be placed on director participation in option and other share-based compensation plans. The 2003 Director Plan will provide directors with an opportunity to participate in the growth and development of the Company by encouraging directors to purchase and continue to hold shares of the Company. As described below, the 2003 Director Plan will strictly limit the Board's discretion with respect to the number of options to be granted under such plan, the frequency of option grants, and the timing thereof. Future option grants to directors will also be dependent upon continued share ownership.

Eligibility under the 2003 Director Plan is limited to directors of the Company who are not, other than the Chairman, also executive officers of the Company. Options will be granted once yearly. The maximum number of common shares purchasable pursuant to any single grant of options under the 2003 Director Plan shall be, for the Chairman, equal to the lesser of (i) 25,000 common shares and
(ii) the number of common shares of the Company owned at the date of the option grant by the Chairman or by a company in which


Vasogen Inc.                                                                   5

MANAGEMENT PROXY CIRCULAR


the Chairman holds an executive position. For all other directors, the maximum number of common shares purchasable pursuant to any single grant of options under the 2003 Director Plan shall be equal to the lesser of (i) 10,000 common shares and (ii) the number of common shares owned at the date of the option grant by the eligible director or by a company in which the director holds an executive position. If an option holder ceases to be a director of the Company, then such director's options will expire within one year thereafter.

Subject to the approval of shareholders of the 2003 Director Plan being received, no further options will be granted to directors under the Existing Plan. Directors currently hold options to purchase 180,000 of the 2.9 million common shares reserved under the Existing Plan and these options will continue to be exercisable in accordance with their respective terms.

The Company proposes to reserve for issuance under the 2003 Director Plan a maximum of 250,000 common shares. The proposed reservation of shares under the 2003 Director Plan represents less than 0.5% of the number of common shares currently issued and outstanding. As at March 15, 2003, no options to purchase common shares have been granted under the 2003 Director Plan.

Further information on the details of the 2003 Director Plan are outlined below in the section entitled "Information Applicable to Both the 2003 Employee Plan and the 2003 Director Plan".


INFORMATION APPLICABLE TO BOTH THE 2003 EMPLOYEE PLAN AND THE 2003 DIRECTOR PLAN

Pursuant to the terms of the proposed 2003 Employee Plan and the proposed 2003 Director Plan (the "Option Plans"), the Board, upon the recommendation of the Compensation Committee of the Board, or the Compensation Committee, subject to ratification by the Board, is authorized to grant to directors, officers, and employees of the Company and its subsidiaries as well as to other persons who provide ongoing consulting services to the Company or its subsidiaries, options to acquire common shares of the Company at such prices as may be fixed at the time of the grant, provided however that the option exercise price shall not be less than the closing sale price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. If there is no closing price on such date, then the exercise price shall not be less than the average of the closing bid and ask prices for the common shares on the Toronto Stock Exchange on such date. Options granted under the Option Plans shall be non-assignable and nontransferable, and shall have a maximum term of 10 years. The Company will not provide any financial assistance to any individual in connection with the exercise of any options under the Option Plans. The Company has not repriced any options under the Existing Plan nor will it reprice any options under the Option Plans.

An option may not be granted to an "insider" (as such is defined by the rules of the Toronto Stock Exchange) of the Company if such option, together with any other options previously granted by the Company (collectively, "Share Compensation Arrangements") could result in (i) the number of common shares reserved for issuance to insiders collectively exceeding 10% of the number of common shares then issued and outstanding, less the number of common shares issued pursuant to Share Compensation Arrangements within the previous 12 months (the "Outstanding Issue"); (ii) the issuance to insiders, collectively, within the 12 months immediately preceding or 12 months immediately following the date of grant of such option, of a number of common shares exceeding 10% of the Outstanding Issue; or (iii) the issuance to any one insider and such insider's associates, within the 12 months immediately preceding or 12 months immediately following the date of grant of such option, of a number of common shares exceeding 5% of the Outstanding Issue.

The number of common shares reserved for issuance under the Option Plans at any time to any one person shall not exceed 5% of the number of common shares then issued and outstanding.

The Option Plans include provisions usual to these types of plans to provide for appropriate adjustments to be made to the type, number, and/or price of securities subject to options upon the occurrence of certain events, such as the subdivision, consolidation, reclassification, conversion, or substitution of the Company's common shares; payment of a stock dividend; or the amalgamation of the Company.

A copy of each of the Option Plans is available upon request in writing to the Chief Financial Officer of Vasogen Inc., 2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1, Canada.

The rules of the Toronto Stock Exchange require that the Option Plans be approved by a majority of votes cast at the Meeting. Unless a choice is otherwise specified, it is intended that the common shares represented by the proxies hereby solicited will be voted in favor of the resolution set out in Schedule "A" hereto approving the establishment of the 2003 Employee Plan and in favor of the resolution set out in Schedule "B" hereto approving the establishment of the 2003 Director Plan.

The Toronto Stock Exchange has approved of the establishment of each of the 2003 Employee Plan and the 2003 Director Plan, subject to shareholder approval to such Option Plans being obtained.


6                                                                   Vasogen Inc.

                                                       MANAGEMENT PROXY CIRCULAR


5.   AMENDMENT OF SHAREHOLDER RIGHTS PLAN

The Meeting has also been called to consider, and if thought advisable, to approve an amendment to the Company's shareholder rights plan (the "Rights Plan") to (i) extend the term of the Rights Plan until the date of the Company's annual meeting of shareholders to be held in 2006, at which time the share purchase rights ("Rights") issued under the Rights Plan will expire, unless they are terminated, redeemed, or exchanged earlier by the Board of Directors; and
(ii) to extend the minimum period that a Competing Permitted Bid (as defined in the Rights Plan) must be open for acceptance from 21 days to 35 days. This latter amendment reflects changes made to the securities laws of Ontario and certain other Canadian provinces subsequent to the adoption of the Rights Plan.

The Rights Plan was first adopted by the Company on November 22, 2000, and confirmed by shareholders on May 2, 2001. The amendments to the Rights Plan were approved by the Board of Directors on March 15, 2003, subject to shareholder approval being obtained. The Rights Plan and the amendments thereto were not adopted by the Board in response to, or in anticipation of, any offer or takeover bid. The Toronto Stock Exchange has approved the amendment to the Rights Plan subject to shareholder approval being obtained.

The text of the resolution to approve the amendment to the Rights Plan is set forth in Schedule "C" hereto. The resolution requires the approval of a majority of the votes cast in respect thereof by Independent Shareholders (as defined in the Rights Plan). "Independent Shareholders" is generally defined to mean all holders of common shares of the Company other than any Acquiring Person or Offeror (each as defined in the Rights Plan), their respective affiliates, associates, and persons acting jointly or in concert with such Acquiring Person or Offeror, as well as certain employee benefit plans. To the knowledge of management, as of the date hereof, all of the Company's shareholders qualify as Independent Shareholders. If the resolution is not approved by shareholders at the Meeting, the Rights Plan and the Rights issued thereunder will terminate at the close of the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE RESOLUTION TO AMEND THE RIGHTS PLAN.

PURPOSE OF THE RIGHTS PLAN

The Rights Plan is designed to give the Company's shareholders sufficient time to properly assess a take-over bid without undue pressure and to give the Company's Board of Directors time to consider alternatives designed to allow the Company's shareholders to receive full and fair value for their common shares. Additionally, the Rights Plan is designed to provide shareholders of the Company with equal treatment in a take-over bid. The desire to ensure that the Company is able to address unsolicited take-over bids for its common shares during the term of the Rights Plan stems from a concern that Canadian take-over bid rules for companies that are subject to unsolicited take-over bids provide too short a response time to ensure that shareholders are offered full and fair value for their shares.

In recent years, shareholder rights plans have been adopted by many Canadian companies, and the terms of such plans have evolved to reflect changes in investor attitudes, standards of corporate governance, requirements of securities regulatory authorities, and the views of third-party commentators. The Rights Plan reflects this evolution.

SUMMARY OF THE RIGHTS PLAN

The following is a summary of the principal terms of the Rights Plan, as amended, which is qualified in its entirety by reference to the text of the Rights Plan, a copy of which is available from the Company upon request.

TERM

Subject to the approval of the proposed amendment to the Rights Plan, the Rights Plan and the share purchase rights ("Rights") issued thereunder will expire at the close of the Company's annual meeting of shareholders to be held in 2006, unless the Rights are terminated, redeemed, or exchanged earlier by the Board of Directors.

ISSUE OF RIGHTS

Under the Rights Plan, one Right was issued for each common share outstanding as at 5:00 p.m. (Toronto time) on November 22, 2000 (the "Record Time") and for each common share issued subsequent to the Record Time (but prior to the earlier of the Separation Time (as defined below) and the redemption or expiration of the Rights). The Company has entered into a rights plan agreement dated as of November 22, 2000, which will be amended by agreement effective May 7, 2003, with CIBC Mellon Trust Company of Canada, as rights agent, which provides for the exercise of the Rights, the issue of certificates evidencing the Rights, and other related matters including those described in this Management Proxy Circular.

RIGHTS EXERCISE PRIVILEGE

The Rights separate from the Company's common shares and become exercisable eight trading days after a person publicly discloses that it has acquired 20% or more of, or commences or announces a take-over bid for, the Company's outstanding Voting Shares (defined to include the common shares and any other shares that the Company may issue that carry voting rights relating to the election of directors), in each case other than pursuant to a Permitted Bid or a Competing Permitted Bid (each as defined below). Where a person becomes a beneficial owner of 20% or more of the Company's common shares and thereby becomes an "Acquiring Person", this is referred to as a "Flip-in Event."


Vasogen Inc.                                                                   7

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MANAGEMENT PROXY CIRCULAR

Any rights held by an Acquiring Person become void upon the occurrence of the Flip-in Event. By making any take-over bid other than a Permitted Bid or a Competing Permitted Bid prohibitively expensive for an Acquiring Person, the Rights Plan is designed to require any person interested in acquiring more than 20% of the Company's common shares to do so by way of a Permitted Bid or a Competing Permitted Bid or to make a take-over bid that the Board of Directors considers to represent the full and fair value of the Company's common shares.

Prior to the Rights being triggered, they will have no value and no dilutive effect on the Company's common shares.

FLIP-IN EVENT

Upon the occurrence of the Flip-in Event, each Right (except for Rights beneficially owned by the Acquiring Person and certain other persons specified below) shall thereafter constitute the right to purchase from the Company for the Exercise Price upon exercise thereof in accordance with the terms of the Rights Plan, that number of common shares of the Company having an aggregate Market Price (as defined in the Rights Plan) equal to twice the Exercise Price (as defined in the Rights Plan). For example, if one assumes a market price at the time of a Flip-in Event of $10 per share, then a holder of one Right could purchase 40 shares for $200 (being the Exercise Price per right), effectively acquiring the shares at half of the current market price.

The Rights Plan provides that Rights that are beneficially owned by (i) an Acquiring Person or any affiliate or associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person, or any affiliate or associate of such Acquiring Person; or (ii) a transferee or other successor in title of Rights of an Acquiring Person (or of any affiliate or associate of an Acquiring Person or of any person acting jointly or in concert with an Acquiring Person or any associate or affiliate of an Acquiring Person) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person shall become null and void without any further action, and any holder of such Rights (including transferees or successors in title) shall not have any right whatsoever to exercise such Rights under any provision of the Rights Plan.

ACQUIRING PERSON

An "Acquiring Person" is a person who Beneficially Owns (as defined in the Rights Plan) twenty percent (20%) or more of the outstanding Voting Shares of the Company. An Acquiring Person does not, however, include the Company or any subsidiary of the Company, or any person who becomes the Beneficial Owner of twenty percent (20%) or more of the outstanding Voting Shares of the Company as a result of Permitted Bids, Competing Permitted Bids, and certain other exempt transactions.

PERMITTED BIDS AND COMPETING PERMITTED BIDS

A "Permitted Bid" is a take-over bid made by a take-over bid circular in compliance with the following additional provisions:

(1)  the bid must be made to all holders of record of common shares;

(2) the bid must be open for a minimum of 60 days following the date of the bid, and no shares may be taken up prior to such time;

(3) take-up and payment for shares may not occur unless the bid is accepted by persons holding more than fifty percent (50%) of the outstanding common shares exclusive of shares held by the person responsible for triggering the Flip-in Event or any person who has announced an intention to make, or who has made, a take-over bid for the shares of the Company and the respective affiliates and associates of such persons and persons acting jointly or in concert with such persons;

(4) shares may be deposited into or withdrawn from the bid at any time prior to the take-up date; and

(5) if the bid is accepted by the requisite percentage specified in (3) above, the bidder must extend the bid for a period of 10 business days to allow other shareholders to tender into the bid, should they so wish, and must make a public announcement to such effect.

A "Competing Permitted Bid" is a take-over bid that satisfies all of the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for shares tendered under a Competing Bid is not 60 days, but is instead the greater of 35 days (the minimum permitted by law) and the 60th day after the date on which the Permitted Bid then in existence was made.

Neither a Permitted Bid nor a Competing Permitted Bid need be approved by the Board of Directors and may be taken directly to the shareholders of the Company. Acquisitions of common shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.


8                                                                   Vasogen Inc.

                                                       MANAGEMENT PROXY CIRCULAR


CERTIFICATES AND TRANSFERABILITY

Prior to separation, the Rights will be evidenced by a legend imprinted on the common share certificates of the Company and will not be transferable separately from the common shares. Common share certificates do not need to be exchanged to entitle a shareholder to these Rights. The legend will be on all new certificates issued by the Company. From and after separation, the Rights will be evidenced by Rights certificates and will be transferable separately from the Company's common shares.

REDEMPTION AND WAIVER

The Board of Directors may, at any time prior to the occurrence of a Flip-in Event and subject to shareholder approval, elect to redeem all but not less than all of the Rights at a redemption price of $0.0001 per Right (the "Redemption Price"), appropriately adjusted in certain events. Rights will be deemed to be automatically redeemed at the Redemption Price where a person who has made a Permitted Bid, a Competing Permitted Bid, or a take-over bid otherwise exempted by the Board of Directors takes up and pays for the Company's shares under the terms of the bid. If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate, and each Right will, after redemption, be null and void, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. Under the Rights Plan, the Board of Directors has discretion to waive application of the Rights Plan to a take-over bid, subject to an automatic waiver with respect to all other take-over bids made while the waived take-over bid is outstanding. The Board of Directors of the Company may also waive the application of the Rights Plan to a Flip-in Event that occurs through inadvertence, subject to the "inadvertent" Acquiring Person reducing its holding of the Company's shares within an agreed time. Other waivers of the Rights Plan will require shareholder approval.

AMENDMENT

Amendments or supplements to the terms of the Rights Plan (other than for clerical errors or to maintain the Rights Plan's validity as a result of changes in legislation) require prior shareholder approval. Changes arising from changes in applicable legislation will require subsequent shareholder ratification.


EXECUTIVE COMPENSATION

1.   STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth all compensation for the periods indicated in respect of the individuals who were, as at November 30, 2002, the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company ("Named Executive Officers").

2002 SUMMARY COMPENSATION TABLE


                                               ANNUAL COMPENSATION                  LONG-TERM COMPENSATION
                                         -----------------------------------  ---------------------------------
                                                                                      AWARDS            PAYOUTS
                                                                              -----------------------   -------
                                                                                           RESTRICTED
                                                                              SECURITIES     SHARES
                                                                     OTHER      UNDER          OR
                                                                     ANNUAL    OPTIONS/    RESTRICTED               ALL OTHER
NAME AND PRINCIPAL                                                   COMPEN-     SARS        SHARE        LTIP       COMPEN-
POSITION                        YEAR     SALARY     BONUS(1)         SATION    GRANTED       UNITS      PAYOUTS       SATION
                                           ($)        ($)            ($)(2)     (#)           ($)         ($)          ($)
---------------------------     ----     -------    --------        --------  ----------   ----------   -------     ----------
DAVID ELSLEY                    2002     237,500     96,000                   32,190
(President and Chief            2001     225,000     95,363                   28,571
Executive Officer)              2000     190,000    100,000                   31,680
------------------------------------------------------------------------------------------------------------------------------
CHRISTOPHER WADDICK             2002     170,000     57,800                   16,739
(Executive Vice-President,      2001     170,000     59,507                   14,071
Chief Financial Officer,        2000     150,000     59,100                   16,980
Secretary and Treasurer)
------------------------------------------------------------------------------------------------------------------------------
SUSAN LANGLOIS                  2002     142,000     55,770                   69,688
(Vice-President, Regulatory     2001     126,000     27,330                   21,857
and Clinical Affairs)           2000     120,000     28,800                    9,790
------------------------------------------------------------------------------------------------------------------------------



Vasogen Inc.                                                                   9

MANAGEMENT PROXY CIRCULAR


                                               ANNUAL COMPENSATION                  LONG-TERM COMPENSATION
                                         -----------------------------------  ---------------------------------
                                                                                      AWARDS            PAYOUTS
                                                                              -----------------------   -------
                                                                                           RESTRICTED
                                                                              SECURITIES     SHARES
                                                                     OTHER      UNDER          OR
                                                                     ANNUAL    OPTIONS/    RESTRICTED               ALL OTHER
NAME AND PRINCIPAL                                                   COMPEN-     SARS        SHARE        LTIP       COMPEN-
POSITION                        YEAR     SALARY     BONUS(1)         SATION    GRANTED       UNITS      PAYOUTS       SATION
                                           ($)        ($)            ($)(2)     (#)           ($)         ($)          ($)
---------------------------     ----     -------    --------        --------  ----------   ----------   -------     ----------
BERNARD LIM(3)                  2002     162,500    55,440                    60,831
(Vice-President,                2001     112,000    38,503                    50,000
Technology)
------------------------------------------------------------------------------------------------------------------------------
Michael Martin(4)               2002     180,000    59,400                    52,706                                  Nil
(Vice-President,                2001      90,000    28,588                    60,000                                20,000
Marketing and Business
Development)
------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) Bonus paid through cash and/or the issuance of common shares of the Company.

(2) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for the above-named officers.

(3)  Bernard Lim became Vice-President, Technology, on March 5, 2001.

(4) Michael Martin became Vice-President, Marketing, on June 8, 2001. Mr. Martin's services are provided by Odex, Inc., which has been retained as a consultant to the Company at an annual retainer of $180,000. A one-time payment of $20,000 was made at the time Mr. Martin was initially retained by the Company. All amounts in the table relating to Mr. Martin are in U.S. dollars.


2.   SHARE COMPENSATION ARRANGEMENTS

(a) Options/SARs Granted to or Exercised by Named Executive Officers During the Most Recently Completed Financial Year

Details of options granted to the Named Executive Officers during the financial year ended November 30, 2002, are shown in the table set out below. During the financial year ended November 30, 2002, no stock appreciation rights ("SARs") were granted to Named Executive Officers and, as at November 30, 2002, no SARs were outstanding.

                                                    % OF TOTAL
                                                     OPTIONS/                        MARKET VALUE
                               SECURITIES              SARS                         OF SECURITIES
                                 UNDER              GRANTED TO                       UNDERLYING
                                OPTIONS/            EMPLOYEES       EXERCISE          OPTIONS/
                                  SARS             IN FINANCIAL        OR            SARS ON THE           EXPIRATION
NAME                             GRANTED              YEAR          BASE PRICE      DATE OF GRANT             DATE
                                  (#)                              ($/SECURITY)     ($/SECURITY)
-------------------            ----------          ------------    ------------     -------------        ---------------
David Elsley                   32,190              5%              $7.11            $7.11                January 7, 2007
------------------------------------------------------------------------------------------------------------------------
Christopher Waddick            16,739              3%              $7.11            $7.11                January 7, 2007
------------------------------------------------------------------------------------------------------------------------
Susan Langlois                  7,688              1%              $7.11            $7.11                January 7, 2007
                               62,000              9%              $2.87            $2.87                August 21, 2007
------------------------------------------------------------------------------------------------------------------------
Bernard Lim                    10,831              2%              $7.11            $7.11                January 7, 2007
                               50,000              8%              $2.87            $2.87                August 21, 2007
------------------------------------------------------------------------------------------------------------------------
Michael Martin                 12,706              2%              $7.11            $7.11                January 7, 2007
                               40,000              6%              $2.87            $2.87                August 21, 2007
------------------------------------------------------------------------------------------------------------------------


10                                                                  Vasogen Inc.

                                                       MANAGEMENT PROXY CIRCULAR


Details of options exercised by the Named Executive Officers of the Company during the financial year ended November 30, 2002 and the number and value of unexercised options as at November 30, 2002, are shown in the table set out below.

                                                                                                    VALUE OF UNEXERCISED
                                                                          UNEXERCISED                    IN-THE-MONEY
                                SECURITIES         AGGREGATE             OPTIONS/SARS                    OPTIONS/SARS
                                 ACQUIRED            VALUE               AT FY-END (#)                  AT FY-END(1) ($)
NAME                           ON EXERCISE         REALIZED        EXERCISABLE/UNEXERCISABLE      EXERCISABLE/UNEXERCISABLE
                                   (#)                ($)
-------------------            -----------         ---------       -------------------------      -------------------------
David Elsley                      70,000            185,500               183,043/32,190                 350,000/Nil
---------------------------------------------------------------------------------------------------------------------------
Christopher Waddick                Nil                Nil                 242,786/16,739                 494,000/Nil
---------------------------------------------------------------------------------------------------------------------------
Susan Langlois                     Nil                Nil                  31,647/79,688                26,000/77,000
---------------------------------------------------------------------------------------------------------------------------
Bernard Lim                        Nil                Nil                  25,000/85,831                  Nil/61,500
---------------------------------------------------------------------------------------------------------------------------
Michael Martin                     Nil                Nil                  40,000/72,706                  Nil/50,000
---------------------------------------------------------------------------------------------------------------------------


Note:

(1) The value of an unexercised in-the-money option at financial year-end is the difference between the exercise price of the option and the closing price of common shares on the Toronto Stock Exchange at November 29, 2002; namely, $4.10, multiplied by the number of shares under option. These values have not been and may never be realized. The options have not been and may never be exercised, and actual gains, if any, upon exercise will depend upon the value of the common shares on the date of exercise. There can be no assurance that these values will be realized. Values of unexercised in-the-money options are based on the exercise prices varying from $1.00 to $2.95.


3.   EMPLOYMENT CONTRACTS

The Company has entered into an employment agreement with Mr. David G. Elsley. Pursuant to his agreement, Mr. Elsley serves the Company as its President and Chief Executive Officer. The following is a summary of the terms of the agreement with Mr. Elsley. The agreement provides for a fixed five-year term, ending on January 31, 2007, and an annual remuneration, commencing February 1, 2002, of $240,000. Mr. Elsley is entitled to benefits available to other employees of the Company. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Mr. Elsley is entitled to a lump-sum payment equal to two years' cash compensation, and any options then outstanding shall remain in full force and effect until their expiry. The agreement contains standard non-competition and non-solicitation provisions.

The Company has entered into an employment agreement with Mr. Christopher J. Waddick. Pursuant to this agreement, Mr. Waddick serves the Company as its Executive Vice-President, Chief Financial Officer, and Secretary and Treasurer. The agreement provides for a fixed five-year term ending January 31, 2007, and an annual remuneration of $200,000. The other terms of the agreement are similar to those described for Mr. Elsley.

The Company has entered into an employment agreement with Susan Langlois. Pursuant to this agreement, Ms. Langlois serves the Company as its Vice-President, Regulatory and Clinical Affairs. The agreement provides for no fixed term and an annual remuneration of $165,000. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Ms. Langlois is entitled to a lump-sum payment equal to six months' salary, and any options outstanding vest and become exercisable. The agreement contains standard non-competition and non-solicitation provisions.

The Company has entered into an employment agreement with Bernard Lim. Pursuant to this agreement, Mr. Lim serves the Company as its Vice-President, Technology. The other terms of the agreement are similar to those described for Ms. Langlois.

The Company has entered into a consultancy agreement with Odex, Inc. for the services of Michael Martin. Pursuant to this agreement, Odex, Inc. provides the services of Mr. Martin, who serves the Company as its Vice-President, Marketing and Business Development. The agreement provides for no fixed term and an annual retainer of $US180,000. The other terms of the agreement are similar to those described for Ms. Langlois.

4.   REPORT ON EXECUTIVE COMPENSATION

The Compensation and Corporate Governance Committee of the Board of Directors (the "Committee") is charged with the responsibility of reviewing the Company's compensation policies and practices, compensation of officers (including the Chief Executive Officer), succession planning, and corporate governance practices. Recommendations regarding these issues are made to the Board of Directors (the "Board"), which has final approval on such matters. The Committee consists of three unrelated directors.

The objectives of the Company's compensation policies and programs for executive officers are to:

(a) motivate and reward executive officers for the achievement of significant corporate and functional objectives;


Vasogen Inc.                                                                  11

MANAGEMENT PROXY CIRCULAR


(b) recruit and retain executive officers of a high caliber by offering compensation that is competitive with that offered for comparable positions in other biotechnology companies; and

(c) align the interests of the executive officers with the long-term interests of shareholders and the intermediate and long-term objectives of the Company.

The Committee positions its executive compensation near the mean of the range of compensation levels for comparable companies. The comparative companies have typically been other Canadian biotechnology companies at a similar stage of development. Independent surveys are also used to provide compensation data for comparable knowledge, skills, and expertise. The Company's compensation policies and programs for executive officers currently consist of base salary, annual incentive bonus, long-term incentive compensation in the form of stock options, and other customary employment benefits. The relative emphasis of three main components of compensation for the Company is approximately 50% - base salary, 20% - annual bonus, and 30% - stock options. Total compensation of executive officers of the Company is reviewed on an annual basis.

Base Salary

In determining base salary for executive officers, the Committee considers the executive's experience and position within the Company. The Committee also utilizes industry compensation surveys provided by independent organizations and data from the comparative group described above. Salaries for executive officers also take into account the recommendations of the Chief Executive Officer or, in the case of the Chief Executive Officer, the recommendation of the Chairman of the Committee.

Annual Bonus

Prior to the beginning of each fiscal year, the Board approves annual corporate objectives, and these, along with personal performance objectives, are reviewed at the end of the year for the purpose of determining annual bonuses. Performance assessments also evaluate behavioral measures, such as the promotion of teamwork, leadership, and the development of individuals responsible to the applicable officer. The Chief Executive Officer's annual bonus is weighted 100% on the achievement of corporate objectives and the annual bonus of the other executive officers is weighted 75% on the achievement of corporate objectives and 25% on the achievement of individual objectives. For 2002, the Company received from the Board an assessment of 80% on the achievement of corporate objectives. The Company's corporate objectives for 2002 primarily focused on the advancement of its clinical development programs, with other objectives targeting the development of its product pipeline and its intellectual property portfolio, operating within budget, and certain other corporate priorities. The maximum bonus payable as a percentage of base salary to the CEO and to the other executive officers is 50% and 40%, respectively. In order to calculate the bonus payable, the individual's weighted average performance assessment is multiplied by the maximum bonus percentage and by the individual's base salary.

Stock Options

A portion of executive compensation is also directly aligned with growth in share value. In reviewing option grants, the Committee gives consideration to the number of options already held by an individual and the number of options that expired or were exercised during 2002. Stock options are awarded to executive officers at the commencement of their employment and annually on meeting corporate and individual objectives. The basis by which an executive officer may earn an option grant on an annual basis is similar to that described above under Annual Bonus with similar weightings applied to the achievement of corporate objectives and individual objectives.

Presented by the Compensation and Corporate Governance Committee:

Terrance H. Gregg
Graham Strachan
John C. Villforth


12                                                                  Vasogen Inc.

                                                       MANAGEMENT PROXY CIRCULAR


5.   PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return of the common shares of the Company since November 30, 1997(1), with the cumulative total return of the S&P/TSX Composite Total Return Index(2).

                              [PERFORMANCE GRAPH]

                   1997        1998        1999       2000       2001       2002
                   ----        ----        ----       ----       ----       ----
Vasogen Inc.       100         81          324        441        424        222
TSE Index          100         97          115        135        114        101


Notes:

(1) On July 22, 1999, the common shares of the Company discontinued trading on the Montreal Exchange and commenced trading on the Toronto Stock Exchange. On November 23, 1999, the common shares of the Company commenced trading on the American Stock Exchange.

(2) Assumes $100 invested in both the Company's common shares and the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) on November 30, 1997.


6.   COMPENSATION OF DIRECTORS

During 2002, directors of the Company who are not full-time employees of the Company received a fee of $1,500 for each meeting of the Board and $500 for each meeting of any committee thereof attended. Directors are also entitled to be reimbursed for their reasonable out-of-pocket expenses incurred on the business of the Company and are eligible to receive stock options. For the fiscal period ended November 30, 2002, the Company paid $33,000 in directors' fees, as well as reimbursement of reasonable travel expenses. During 2002, non-management directors of the Company, other than the Chairman of the Board, were awarded options to acquire 5,000 common shares each, and the Chairman of the Board was awarded options to acquire 25,000 common shares. During 2002, options to acquire 55,000 common shares were granted to non-management directors.

7.   INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS

It is the policy of the Company not to make loans to directors or employees. Since the beginning of the Company's last financial year, no present or former director, executive officer, or employee of the Company is currently or has been indebted to the Company.

8.   DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company maintains liability insurance for its directors and officers acting in their respective capacities. The annual premium payable by the Company in respect of such insurance is $510,000, and the total amount of insurance purchased for the directors and officers as a group is $30 million, subject to a deductible amount up to US$250,000 for each loss. The policy does not specify that any part of the premium is paid in respect of either the directors or officers as a group. The policy contains standard industry exclusions, and no claims have been made thereunder to date.



Vasogen Inc.                                                                  13

MANAGEMENT PROXY CIRCULAR


AUDITOR INDEPENDENCE

KPMG LLP ("KPMG") is the auditor of the Company and provides tax, financial advisory, and other non-audit services to the Company and its subsidiaries. The Audit Committee of the Company has concluded that the provision of these non-audit services by KPMG is compatible with KPMG maintaining its independence.

The total fees paid or accrued by the Company for audit and other services provided by KPMG during 2002 were:

        Audit Fees                            $54,000
        Audit-related Fees(1)                 $75,000
        Tax Fees(2)                          $110,000
                                             --------
        Total Fees                           $239,000
                                             ========

Notes:

(1) Audit-related fees consist of fees related to a financing completed during 2002.

(2) Tax fees consisted of fees for tax consultation and tax compliance services.


INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of directors, senior officers, or any shareholders who beneficially own, directly or indirectly, more than 10% of the outstanding common shares, or any known associates or affiliates of such persons, in any transaction during the past year or in any proposed transaction that has materially affected or would materially affect the Company.


STATEMENT ON CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") has issued guidelines for effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members, and other items dealing with sound corporate governance. The TSX requires that each listed company disclose, on an annual basis, its approach to corporate governance with reference to the guidelines.

The Company has also implemented the various procedures mandated to date by the U.S. Sarbanes-Oxley Act of 2002. The Company's Board of Directors (the "Board") has adopted a formal mandate outlining its responsibilities. Codes of ethics for the Board and the Company's employees have also been implemented. The mandate and the codes of ethics along with the charter of the Company's Audit Committee may be viewed on the Company's Web site at www.vasogen.com.


14                                                                  Vasogen Inc.

                                                       MANAGEMENT PROXY CIRCULAR


The Company believes that its corporate governance practices ensure that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The TSX guidelines and a commentary on the Company's approach with respect to each are set forth below.

                                                 DOES THE
        TSX CORPORATE GOVERNANCE                 COMPANY
              GUIDELINE                           ALIGN?                                 COMMENTS
------------------------------------------------------------------------------------------------------------------------------------
1. The Board of Directors should explicitly      Yes           See below.
assume responsibility for the stewardship
of the corporation and specifically for:
------------------------------------------------------------------------------------------------------------------------------------
(a) adoption of a strategic planning process     Yes           One Board meeting a year is specifically set aside for strategic planning. The Company's strategies, the implementation thereof, and any changes thereto are discussed regularly at meetings of the Board.
------------------------------------------------------------------------------------------------------------------------------------
(b) identifying the principal risks of the       Yes           The principal risks of the Company's business are identified in
corporation's business and ensuring the                        "Management's Discussion and Analysis" contained in the Annual Report
implementation of the appropriate                              and interim financial statements of the Company. The Board considers
systems to manage these risks                                  the principal risks of the Company's business  and receives reports of Management's assessment and management of these risks. The Audit
                                                               Committee reviews financial risk management activities. The Company aims to limit its operational liabilities through a combination of contractual protection and insurance.
------------------------------------------------------------------------------------------------------------------------------------
(c) succession planning for the corporation,     Yes           The Board and the Compensation and Corporate Governance Committee
including identifying, appointing, training,                   periodically review the Company's organizational plan and structures.
and monitoring senior management                               The Board has active directors. Under the reporting structure, senior management reports to the CEO and the CEO reports to the Board.
                                                               Senior management regularly attends meetings of the Board.
------------------------------------------------------------------------------------------------------------------------------------
(d) communications policy                        Yes           Management, supported by the Board, has put structures in place to ensure effective communication between the Company and its stakeholders and the public. The Company has established a formal disclosure policy, reviewed and approved by the Board, governing all public disclosures. This disclosure policy is reviewed and signed off by all employees and directors on an annual basis. The Company provides appropriate disclosure as required by law and legal counsel reviews all press releases and shareholder reports. The Company has a dedicated Investor Relations Department, reporting jointly to the CEO and the CFO, responsible for corporate communications and shareholder relations.
------------------------------------------------------------------------------------------------------------------------------------
(e) overseeing the integrity of the              Yes           Senior management has the primary responsibility for the Company's
corporation's internal controls and                            internal controls. Through the Audit Committee, which meets with
management information systems                                 the Company's external auditor, the Board assesses the strength of these controls. Internal controls and management of information are upgraded as required for the Company's continuing and growing operations.
------------------------------------------------------------------------------------------------------------------------------------


Vasogen Inc.                                                                  15

MANAGEMENT PROXY CIRCULAR

                                                 DOES THE
        TSX CORPORATE GOVERNANCE                 COMPANY
              GUIDELINE                           ALIGN?                                 COMMENTS
------------------------------------------------------------------------------------------------------------------------------------
2. Majority of directors should be unrelated     Yes           For the purpose of the TSX Guidelines, an unrelated director is one
and independent from management and free                       who is independent of Management and free from any interest and
from conflicting interests.                                    any business or other relationship that could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interest of the Company, other than interests or relationships arising from shareholding. After giving effect to the retirement of Mr. Strachan, the Board is composed of eight members.
                                                               After consideration of the above criteria, the Board has concluded that six of the directors are unrelated. The remaining two directors are officers of the Company.
------------------------------------------------------------------------------------------------------------------------------------
3. Disclose for each director whether such       Yes           David Elsley, the President and Chief Executive Officer of the
director is related, and how that conclusion                   Company, and Eldon Smith, the Vice-President of Scientific Affairs of
was reached.                                                   the Company, are the only Board members who are considered related.
------------------------------------------------------------------------------------------------------------------------------------
4. Appoint a committee responsible for the       Yes           The Chairman of the Board and the Compensation and Corporate
appointment and assessment of directors.                       Governance Committee (composed solely of unrelated directors) have the responsibility for recommending new directors and ensuring the appropriate mix of skill sets and experience on the Board, as well as the appropriate balance between related and unrelated directors.
------------------------------------------------------------------------------------------------------------------------------------
5. Implement a process for assessing the         Yes           The Chairman of the Board and the Compensation and Corporate
effectiveness of the Board, its committees,                    Governance Committee have the responsibility for assessing the
and the contribution of individual directors.                  Board's effectiveness as a whole and the effectiveness of the individual members of the Board and the Board's committees, and for making recommendations for improvements when appropriate.
------------------------------------------------------------------------------------------------------------------------------------
6. Provide orientation and education             Yes           The Board's policy is to ensure that a full program of orientation
programs for new directors.                                    and education is provided to any new nominee. In addition, the
                                                               Company's operations are regularly reviewed at Board meetings.
------------------------------------------------------------------------------------------------------------------------------------
7. The Board should examine its size and,        Yes           The Board considers its size to be appropriate at the current time.
where appropriate, reduce the number of                        The Board, as presently constituted, brings together a mix of skills
directors, with a view to improving                            and backgrounds that the Board considers appropriate for the
effectiveness.                                                 stewardship of the Company.
------------------------------------------------------------------------------------------------------------------------------------
8. Review compensation of directors to           Yes           The Board, through its Compensation and Corporate Governance
reflect risk and responsibility and long-term                  Committee, periodically reviews the adequacy and form of compensation
orientation.                                                   for directors. Management members of the Board are not compensated as directors.
------------------------------------------------------------------------------------------------------------------------------------
9. Committees of the Board should generally      Yes           The Board currently has two standing committees - the Audit Committee
be composed of non-management directors,                       and the Compensation and Corporate Governance Committee. Each
a majority of whom are unrelated directors.                    committee is composed solely of unrelated directors.
------------------------------------------------------------------------------------------------------------------------------------
10. Appoint a committee responsible for          Yes           The Compensation and Corporate Governance Committee has primary
determining the Corporation's approach to                      responsibility for considering Corporate Governance issues.
corporate governance.
------------------------------------------------------------------------------------------------------------------------------------
11. Define the mandate for the Board and         Yes           See below.
the CEO. The Board should approve or
develop corporate objectives, which the
CEO is responsible for achieving.
------------------------------------------------------------------------------------------------------------------------------------



16                                                                  Vasogen Inc.

MANAGEMENT PROXY CIRCULAR

                                                 DOES THE
        TSX CORPORATE GOVERNANCE                 COMPANY
              GUIDELINE                           ALIGN?                                 COMMENTS
------------------------------------------------------------------------------------------------------------------------------------
(a) Mandate of the Board of Directors            Yes           The Board manages the business of the Company on behalf of the shareholders. The Board endeavors to meet or exceed the duties and responsibilities recommended by the TSX, outlined in Section 474 of the TSX Company Manual. These include strategic planning, monitoring, and management of the Company's principal risks. Any responsibility that is not delegated to senior Management or a committee of the
                                                               Board remains with the full Board. In addition to those matters, which must by law be approved by the Board, Board approval is required for major transactions or expenditures.
------------------------------------------------------------------------------------------------------------------------------------
(b) The Mandate of the Chief                     Yes           The CEO's objectives include the general mandate to maximize
Executive Officer                                              shareholder value and to develop and execute the strategic plans of the Company as approved by the Board. The CEO regularly reports to and, when appropriate, seeks approval from the Board.
------------------------------------------------------------------------------------------------------------------------------------
(c) Corporate Objectives                         Yes           The CEO's objectives are discussed and reviewed annually with the
                                                               Board. The Board approves the CEO's objectives on an annual basis.
                                                               The Compensation and Corporate Governance Committee measures the
                                                               CEO's performance against established objectives and makes a recommendation to the Board for review and approval.
------------------------------------------------------------------------------------------------------------------------------------
12. Establish structures and procedures to       Yes           The Chairman of the Board, William R. Grant, is not a member of
ensure the Board can function independently                    Management and is therefore an unrelated director. Moreover, the
of management.                                                 Board considers that, by virtue of the number of unrelated directors and the fact that the committees of the Board are entirely composed of unrelated directors, it is independent of Management. If the need ever arises, the Board or a committee thereof will meet independently of any related director or Management.
------------------------------------------------------------------------------------------------------------------------------------
13. Establish an Audit Committee with a          Yes           The Audit Committee has a written mandate, approved by the Board, and
specifically defined mandate with all members                  is composed of unrelated directors. The Audit Committee reviews the
being unrelated directors.                                     annual and quarterly financial statements of the Company and certain other public disclosure documents required by regulatory authorities, and makes recommendations to the Board with respect thereto. The
                                                               Audit Committee also reviews with the auditor and Management the adequacy of the Company's financial reporting and internal control procedures to ensure they are effective and appropriate. The Audit
                                                               Committee reviews on an ongoing basis the independence of the auditor and must approve the provision of any non-audit related services. The
                                                               Charter of the Audit Committee is filed with certain regulatory filings of the Company and is available on the Company's Web site at
                                                               www.vasogen.com and to shareholders upon request.
------------------------------------------------------------------------------------------------------------------------------------
14. Implement a system to enable individual      Yes           Directors are permitted to contact and engage outside advisors at the
directors to engage outside advisors at the                    expense of the Company with the authorization of the Chairman. The
expense of the Corporation.                                    Audit Committee is encouraged to speak directly to the external auditor on matters pertaining to its mandate.
------------------------------------------------------------------------------------------------------------------------------------



Vasogen Inc.                                                                  17

MANAGEMENT PROXY CIRCULAR


SHAREHOLDER PROPOSALS FOR THE 2004 ANNUAL MEETING

The Company will review shareholder proposals intended to be included in proxy material for the 2004 Annual Meeting of Shareholders that are received by the Company at its offices at 2155 Dunwin Drive, Suite #10, Mississauga, Ontario, L5L 4M1, Attention: Secretary, by no later than December 31, 2003.


AVAILABILITY OF DOCUMENTS

Copies of the following documents are available without charge to shareholders upon written request to the Secretary of the Company at 2155 Dunwin Drive, Suite #10, Mississauga, Ontario, L5L 4M1:

(i) the 2002 Annual Report to Shareholders containing the consolidated financial statements for the year ended November 30, 2002, together with the accompanying report of the auditor;

(ii)  this Management Proxy Circular; and

(iii) the Company's most recent Annual Information Form.


GENERAL

The information contained herein is given as at March 15, 2003, unless otherwise stated. The Board of Directors of the Company has approved the contents and the distribution of this Management Proxy Circular.

DATED at Toronto, Ontario, this 15th day of March, 2003.

BY ORDER OF THE BOARD OF DIRECTORS



Christopher J. Waddick (Signed)
Executive Vice-President, Finance,
Chief Financial Officer, and
Secretary and Treasurer



18                                                                  Vasogen Inc.

                                                                    SCHEDULE "A"


APPROVAL OF EMPLOYEE STOCK OPTION PLAN - 2003

RESOLVED THAT the establishment of the Company's Employee Stock Option Plan - 2003 (the "2003 Employee Plan") and the allotment and reservation for issuance of up to 2,000,000 common shares of the Company pursuant to the terms of the 2003 Employee Plan are hereby approved.



Vasogen Inc.                                                                  19

SCHEDULE "B"

APPROVAL OF DIRECTOR STOCK OPTION PLAN - 2003

RESOLVED THAT the establishment of the Company's Director Stock Option Plan - 2003 (the "2003 Director Plan") and the allotment and reservation for issuance of up to 250,000 common shares of the Company pursuant to the terms of the 2003 Director Plan are hereby approved.



20                                                                  Vasogen Inc.

                                                                    SCHEDULE "C"


AMENDMENT TO SHAREHOLDER RIGHTS PLAN

RESOLVED THAT the shareholder rights plan agreement (the "Rights Plan") dated as of November 22, 2000, entered into by Vasogen Inc. (the "Corporation") and CIBC Mellon Trust Company as rights agent, be amended as follows:

(i) Subclause 1.1(n)(ii)(B) be amended by deleting "twenty-one (21) days" and inserting "thirty-five (35) days" in replacement thereof;

(ii) Clause 1.1(x)(ii) be amended by deleting "2003" and inserting "2006" in replacement thereof; and

(iii) Section 5.16 be amended by deleting the last sentence thereof and inserting the following: "The term of the Rights Plan ends on the date of the Corporation's Annual Meeting of Shareholders to be held in 2006, at which time the Rights expire unless they are terminated, redeemed, or exchanged earlier by the Board of Directors."


Vasogen Inc.                                                                  21

NOTES

                         ------------------------------
                                  VASOGEN INC.
                           2155 Dunwin Drive, Suite 10
                          Mississauga, Ontario L5L 4M1
                                     CANADA
                              Phone: (905) 569-2265
                               Fax: (905) 569-9321
                            Web Site: www.vasogen.com
                         ------------------------------